November 8, 2005

By Facsimile: (202) 772-9209

Mr. Michael McTiernan, Special Counsel
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Re:	The Amacore Group, Inc. (formerly Eye Care International, Inc.) Registration Statement on Form SB-2/A Filed November 4, 2005 Registration No. 333-121308

Dear Mr. Tiernan:

In response to your November 8, 2005 email to me, we respectfully request acceleration of the effective date of the above-referenced registration statement to 1 p.m. on Wednesday, November 9, 2005, or as soon thereafter as possible.

In the comment letter dated January 13, 2005 and July 27, 2005, Elaine Wolff, Branch Chief, called our attention to Rules 460 and 461 of the Securities Act of 1933 concerning requesting acceleration of the effective date of the registration statement. With respect to Rule 460, the registrant has made no distribution of the preliminary prospectus. However, the registrant shall provide copies of the prospectus included as part of the effective registration statement to all selling security holders together with a letter bringing to their attention certain matter of importance concerning certain statutory provisions of the SEC and its rules and regulations applicable to all selling security holders, to assist them in understanding their responsibilities under the federal securities laws and Regulation M in connection with their offer and sale of their shares, including: the requirement to deliver a prospectus; the need to notify us when their offer and sale of shares is complete; the prohibition of bidding for or buying any shares in the market, directly or indirectly, until the offer and sale of shares of all selling security holders is complete; and the prohibition of making any representations or giving any information about the registrant or its securities that is not contained in the prospectus. With respect to Rule 461, in requesting acceleration, the registrant is aware of its obligations under the Securities Act of 1933 and those of the selling security holders to comply with Regulation M.

The registrant acknowledges:

(1)	that should the Commission or Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing,
(2)
that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and

(3)	that the registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention.

Sincerely,

/s/ James L. Koenig

James L. Koenig
Acting Chief Financial Officer

cc: David J. Levenson